Exhibit 99.2
Liberty Interactive Corporation
Reconciliation of Liberty Interactive Corporation ("LINT") Net Assets and
Net Earnings to Liberty Interactive LLC ("LINT LLC") Net Assets and Net Earnings
March 31, 2013
(unaudited)
amounts in millions

Liberty Interactive Corporation Net Assets	$11,768
Reconciling items:
LINT put option obligations	(1)
LINT LLC Net Assets	$11,767
Liberty Interactive Corporation Net Earnings for the three months ended March 31, 2013	$53
Reconciling items:
Unrealized gain on LINT put options	(1)
LINT LLC Net Earnings for the three months ended March 31, 2013	$52

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